September 11, 2014

Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated August 19, 2014, regarding
Sphere 3D Corporation
Joint Proxy/Registration Statement on Form F-4
Filed July 23, 2014
File No. 333-197569

Dear Ms. Jacobs:

This letter responds to the comments of the staff of the United States Securities and Exchange Commission (the “Staff”) set forth in the August 19, 2014 letter (the “Comment Letter”) regarding the above-referenced Joint Proxy/Registration Statement on Form F-4 (the “F-4”) of Sphere 3D Corporation (“Sphere 3D”) and Overland Storage Inc. (“Overland”). For your convenience, the comments of the Staff are included below in bold and we have numbered our responses accordingly.

Concurrently with the filing of this response to the Comment Letter, Sphere 3D has filed an amendment to the F-4 (the “Amended F-4”).

Our responses are as follows:

General

Staff Comment No. 1.

Please provide us with your analysis as to whether you qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. If you believe you qualify, please disclose this status in the filing; and describe how and when a company may lose emerging growth company status and provide a brief description of the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

Sphere 3D Corporation’s Response:

            Sphere 3D believes that it qualifies as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. Sphere 3D has disclosed this status in the Amended F-4 on pages 12, 36 and 119 and included disclosure in the Amended F-4 regarding how and when a company may lose its emerging growth status on pages 36 and 119 in response to the Staff’s comment.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Prospectus Cover Page/Letter to Shareholders

Staff Comment No. 2.

We refer to the second paragraph of the letter to Overland shareholders describing in mathematical terms how the number of shares of Sphere 3D common stock to be issued as merger consideration is to be calculated. Please explain clearly the economic substance behind the formula and inputs used to arrive at the agreed-upon merger consideration. As one example, please indicate the source of the numerical inputs to the formula.

Sphere 3D Corporation’s Response:

            Through arm’s length negotiations between Sphere 3D and Overland, the parties agreed to the merger (the “Merger”) as described in the Amended F-4. During these negotiations the parties agreed to a valuation of Overland‘s business of $81,925,676 (the “Overland Valuation”). The Overland Valuation was arrived at by (i) deducting $10,074,324, representing 105% of the aggregate principal amount of Overland’s outstanding debt payable to private investment funds (the “Cyrus Funds”) whose investment manager is Cyrus Capital Partners, L.P. (“Cyrus Capital”) (the “Cyrus Debt”), from (ii) the enterprise value of $91,160,000 which the parties agreed was attributable to Overland’s business. The calculation of 105% of the principal amount of the Cyrus Debt was used because as part of their consent to the Merger and the entry into the Merger Agreement by Overland, the Cyrus Funds will receive an additional payment equal to 5% of the principal balance of Cyrus Debt assumed by Sphere 3D, payable in Sphere 3D shares.

            The consideration payable by Sphere 3D to the Overland shareholders in connection with the Merger shall be satisfied by Sphere 3D’s issuance to such shareholders of Overland of common shares of Sphere 3D (the “Merger Consideration”), with the number of shares determined as described below. In order to calculate the exchange ratio of Sphere 3D common shares for each share of Overland common stock, the number of Sphere 3D common shares issuable in satisfaction of the Merger Consideration was estimated by dividing the Overland Valuation by the $8.675 closing price (as quoted on the Toronto Venture Exchange (the “TSXV”) and converted to US dollars based on the noon exchange rate published by the Bank of Canada at that date) of Sphere 3D common shares on the date of the merger agreement by and among Overland, Sphere 3D and S3D Acquisition Company (the “Merger Agreement”). The exchange ratio (the “Exchange Ratio”) of 0.510594 Sphere 3D common shares for each share of Overland common stock was then determined by dividing the number of Sphere 3D common shares estimated to be issuable in satisfaction of the Merger Consideration by the number of shares of Overland common stock expected to be outstanding on the date of the closing of the Merger. In determining the Exchange Ratio the parties divided (i) the 9,443,882 common shares of Sphere 3D estimated to represent the Merger Consideration, by (ii) the 18,495,865 Overland common shares (the “Overland Shares”) expected to be outstanding on the date of the closing of the Merger. The expected number of Overland Shares was determined by adding (a) 17,506,192 common shares of Overland issued and outstanding at the date of the Merger Agreement, plus (b) 989,673 outstanding Overland restricted stock units (representing 50% of the number of restricted stock units of Overland expected to be outstanding at the closing of the Merger) which were unvested at the time of the Merger Agreement but which would either (i) vest in accordance with their terms prior to the Merger or (ii) be amended in accordance with the Merger Agreement such that they would vest immediately prior to the closing of the Merger.

Barbara C. Jacobs
Assistant Director
September 11, 2014

            The Merger Agreement provides that the Exchange Ratio shall be adjusted to (x) proportionally increase the Merger Consideration to reflect an increase in valuation of Overland which would occur as a result of any repayment of Cyrus Debt after the date of the Merger Agreement and prior to the closing of the Merger (i.e., debt that would not therefore be assumed by Sphere 3D), and (y) proportionally increase the Merger Consideration as a result of the retention of any common shares of Sphere 3D which were held by Overland (the “Shares”) at the closing of the Merger. The latter adjustment is intended to reflect value received by Sphere 3D from the return of Sphere 3D issued and outstanding common stock and is calculated using the following portion of the formula: “the quotient obtained by dividing (x) the number of common shares of Sphere 3D held by Overland immediately prior to the closing of the merger by (y) 18,495,865.20. ” The number of shares of Sphere 3D held by Overland is divided by the Overland Shares expected to be outstanding on the date of the Merger in order to generate a fraction representing the number of such shares allocable to each Overland shareholder.

            The former adjustment (relating to the increase in valuation of Overland which would occur as a result of any repayment of Cyrus Debt after the date of the Merger Agreement and prior to the Merger) is calculated using the following portion of the formula: “the quotient obtained by dividing (A) (i)105% of the principal amount of any indebtedness of Overland to the Cyrus Funds repaid by Overland on or after the date of the merger agreement and prior to the closing of the merger divided by (ii) 8.675 by (B) 18,495,865.20. ”

            The principal amount of such Cyrus Debt is multiplied by 105% in clause (A)(i) to account for the shares that would otherwise be issuable to the Cyrus Funds in connection with the assumption of such Cyrus Debt by Sphere 3D. The modified principal amount of such Cyrus Debt is then divided by $8.675 (representing the closing price of Sphere 3D common shares on the date of the Merger Agreement) in clause (A)(ii) in order to determine the number of Sphere 3D shares that would be attributable to the modified principal amount of the Cyrus Debt. Finally, this number of attributable Sphere 3D shares is divided by the Overland Shares expected to be outstanding on the date of the Merger in clause (B) in order to generate a fraction representing the number of such shares allocable to each Overland shareholder.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Staff Comment No. 3.

We again refer to the description of the merger consideration payable to Overland shareholders. It states that for each share of Overland common stock held as of the effective time, Overland shareholders will receive 0.510594 share of Sphere 3D common plus a number of additional Sphere 3D common shares to be determined based on the stated formula. The calculation depends on the number of shares of Sphere 3D held by Overland as of the effective time, as well as the amount of indebtedness repaid by Overland between signing the merger agreement and closing the transaction. Please present, in an appropriate place in the filing, a possible range of total Sphere 3D shares payable per Overland share based on recent and reasonable estimates of the inputs into the formula for determining consideration (i.e., the number of common shares of Sphere 3D expected to be held by Overland immediately prior to the closing of the merger and the principal amount of any indebtedness of Overland to the Cyrus Funds expected to be by Overland repaid between the signing and closing of the merger). You may wish to provide disclosure regarding the range of consideration payable elsewhere in the filing, with a cross-reference on your cover page.

Sphere 3D Corporation’s Response:

            The Sphere 3D common shares held by Overland (the “Shares”) have been pledged as collateral for loans (the “Loans”) made by Sphere 3D to Overland at the time of signing the Merger Agreement and subsequent thereto (as described on page 77 of the Amended F-4). Overland expects that the Shares will either be returned to Sphere 3D in satisfaction of the Loans immediately prior to the closing of the Merger or sold in private transactions by Overland prior to the closing of the Merger. As such, Sphere 3D and Overland do not expect that there will be any adjustment to the Exchange Ratio as a result of Overland holding any Sphere 3D shares at the closing of the Merger. In addition, Overland does not expect to repay any indebtedness owed to the Cyrus Funds prior to the closing of the Merger. As such, Sphere 3D and Overland do not expect that there will be any adjustment to the Exchange Ratio as a result of Overland repaying any indebtedness owed to the Cyrus Funds prior to the closing of the Merger. In response to the Staff’s comment, Sphere 3D and Overland have included statements to this effect in the Amended F-4 in the Prospectus Cover Page/Letter to Shareholders and at pages 2 and 50 of the Amended F-4. However, Overland and Sphere 3D respectfully advise the Staff that they believe the inclusion of a range of shares issuable to the Overland shareholders by Sphere 3D at the closing of the Merger would be misleading to the shareholders of Overland.

Staff Comment No. 4.

The fifth paragraph of the letter states that the merger cannot be completed without the holders of a majority of Overland’s outstanding shares of common stock entitled to vote at the special meeting. We note from disclosure in the Q&A section and elsewhere in the filing that the majority shareholder of Overland along with other Overland shareholders have entered into a voting agreement pursuant to which they have agreed to vote their shares representing approximately 65% of the outstanding shares of Overland as of the record date in favor of the merger at the special meeting. Accordingly, please state clearly in the cover page/letter to shareholders, if accurate, that as a result of the voting agreement, the merger is expected to be approved by the Overland shareholders at the special meeting, regardless of the votes of Overland shareholders who are not party to the voting agreement. Please clarify this matter where appropriate throughout your filing.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Sphere 3D Corporation’s Response:

            Sphere 3D and Overland have revised the disclosure in the fifth paragraph of the letter and where appropriate throughout the Amended F-4, including in the Notice of Special Meeting of Shareholders, on page 10 in response to the Staff’s comment.

Questions and Answers about the Merger and Special Meeting, page 1

Staff Comment No. 5.

Please address in your Q&A section what holders of Overland options, restricted stock units, and convertible notes will receive in the merger, to the extent the treatment of these securities is material to an Overland shareholder’s voting and investment decision.

Sphere 3D Corporation’s Response:

            Sphere 3D and Overland have added an additional Q&A to the Amended F-4 disclosing what holders of Overland options and restricted stock units will receive in the Merger in response to the Staff’s comment. Sphere 3D and Overland have added an additional Q&A to the Amended F-4 disclosing what holders of Overland convertible notes will receive in the Merger in response to the Staff’s comment.

            The following paragraph has been included in the Amended F-4 to address the comment received by the Staff:

            Q: What will the holders of Overland options and restricted stock units receive in the merger?

            A: At the Effective Time, each outstanding Overland option will be converted into an option to acquire common shares of Sphere 3D, on the same terms and conditions as were applicable to the stock option prior to the merger, except that the number of shares subject to the option and the exercise price of the option will be adjusted as to preserve the economic value of such options. A total of 50% of all Overland restricted stock unit awards that are outstanding and unvested on the closing date of the merger (including any units that accelerate upon a change in control in accordance with their terms) will accelerate and vest immediately prior to the effective time of the merger. At the Effective Time, the accelerated restricted stock units will be exchanged for Sphere 3D common shares at the Exchange Ratio. For more information on the treatment of restricted stock units and options, please see “Treatment of Overland Restricted Stock Units and Options” on page 72.

Barbara C. Jacobs
Assistant Director
September 11, 2014

            Q: What will the holders of Overland convertible notes receive in the merger?

            A: At the Effective Time, each outstanding convertible promissory note of Overland will be assumed by Sphere 3D. In addition, Sphere 3D will issue to the Cyrus Funds additional Sphere 3D shares equal to 5% of the aggregate principal amount of the convertible promissory notes held by the Cyrus Funds immediately prior to the Effective Time.

Staff Comment No. 6.

Please provide a Q&A describing the conditions to the merger. We note the related discussion in your summary.

Sphere 3D Corporation’s Response:

            Sphere 3D and Overland have added an additional Q&A to the Amended F-4 describing the conditions to the Merger in response to the Staff’s comment.

            The following paragraph has been included in the Amended F-4 to address the comment received by the Staff:

            Q: Are there any conditions to the closing of the merger?

            A: Sphere 3D’s and Overland’s obligations to complete the merger depend on a number of conditions being met. These include: (i) approval of the merger by the holders of a majority of the outstanding Overland common shares; (ii) receipt or filing of all consents, approvals and authorizations of, any governmental authority required to be made or obtained by the Overland, Sphere 3D, Merger Sub or any of their subsidiaries to consummate the merger shall have been made or obtained; (iii) the absence of any law or order prohibiting the merger; (iv) the absence of any judgment, order, or law which prohibits, materially restricts, makes illegal or enjoins the consummation of the merger; (v) the effectiveness of the registration statement for the Sphere 3D common shares to be issued in the merger and the approval for listing of such shares on the TSXV and NASDAQ; (vi) subject to certain limitations and exceptions, the accuracy of the other party’s representations and warranties and the performance in all material respects of its covenants; and (vii) the absence of any material adverse change with respect to the business and affairs of either Overland (in the case of Sphere 3D) or Sphere 3D (in the case of Overland).

Barbara C. Jacobs
Assistant Director
September 11, 2014

            Where permitted by applicable law, either of Sphere 3D or Overland could choose to waive a condition to its respective obligation to complete the merger even when that condition has not been satisfied. Sphere 3D and Overland cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed. See “The Agreement and Plan of Merger—Conditions to Obligations to Complete the Merger” on page 108.

Staff Comment No. 7.

Please also consider adding a Q&A explaining the prohibition against Overland soliciting other offers relating to an alternative transaction, as discussed on page 100.

Sphere 3D Corporation’s Response:

            Sphere 3D and Overland have added an additional Q&A to the Amended F-4 explaining the prohibition against Overland soliciting other offers relating to an alternative transaction, as discussed on page 100, in response to the Staff’s comment.

The following paragraph has been included in the Amended F-4 to address the comment received by the Staff:

Q: Is Overland prohibited from soliciting other offers?

A: The merger agreement contains detailed provisions that prohibit Overland and its subsidiaries, officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative from taking any action to directly or indirectly solicit or engage in discussions or negotiations with any person or group with respect to an alternative transaction as defined in the merger agreement, including an acquisition that would result in the person or group acquiring more than a 25% interest in Overland’s total outstanding securities, a sale of more than 25% of Overland’s assets or a merger or other business combination. The merger agreement does not, however, prohibit Overland’s board of directors from considering and recommending to Overland’s shareholders an unsolicited acquisition proposal from a third party if specified conditions are met. See “The Agreement and Plan of Merger—Overland Is Prohibited From Soliciting Other Offers” on page 104.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Q: Do persons involved in the merger have interests that may conflict with min. . .?, page 2

Staff Comment No. 8.

Please revise the disclosure in this Q&A to state more clearly and comprehensively the source of the potential conflicts of interest of certain persons involved in the merger. For example, expand to clarify that Mr. Kelly, current CEO of Overland, is currently on the board of directors of both Overland and Sphere 3D and that he will be the CEO of the combined company following the merger, and that Mr. Bordessa is currently on the board of Overland as the nominee of the Cyrus Funds.

Sphere 3D Corporation’s Response:

            Sphere 3D and Overland have revised the disclosure on page 3 of the Amended F-4 in response to the Staff’s comment to state more clearly and comprehensively the source of the potential conflicts of interest of certain persons involved in the Merger. Specifically, the disclosure has been expanded to clarify that Mr. Kelly, current CEO of Overland, is currently on the board of directors of both Overland and Sphere 3D and that he will be the CEO of the combined company following the Merger, and that Mr. Bordessa is currently serving on the board of Overland as the nominee of the Cyrus Funds.

Q: What happens if the merger is not completed?, page 4

Staff Comment No. 9.

Please disclose here, as you do elsewhere, that if the merger is not completed Overland may be required to pay a $3.5 million termination fee and will be required to repay the $5 million loan made by Sphere 3D upon its maturity in May 2018.

Sphere 3D Corporation’s Response:

            Sphere 3D and Overland have revised the disclosure on page 5 of the Amended F-4 in response to the Staff’s comment to disclose that if the Merger is not completed Overland may be required to pay a $3.5 million termination fee and will be required to repay the up to $10 million loan made by Sphere 3D upon its maturity in May 2018.

            The following paragraph has been included in the Amended F-4 to address the comment received by the Staff:

            If the merger agreement is terminated for certain specified reasons, Overland may be required to pay Sphere 3D a termination fee of $3.5 million. In addition, Overland will be required to repay the up to $10 million loan made by Sphere 3D to Overland upon the maturity of the loan in May 2018.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Risk Factors

Risks Related to the Merger

“The rights of Overland’s shareholders who become Sphere 3D shareholders. . .,” page 27

Staff Comment No. 10.

This risk factor indicates that there “may be material differences between the current rights of Overland shareholders, as compared to the rights they will have as Sphere 3D shareholders.” Please expand to highlight the material differences that may be adverse to Overland shareholders upon becoming Sphere 3D shareholders.

Sphere 3D Corporation’s Response:

            Sphere 3D has added additional language to the risk factor as requested by Staff.

            The following paragraph has been included in page 29 of the Amended F-4 to address the comment received by the Staff:

            Overland shareholders who receive Sphere 3D common shares in the Merger will become Sphere 3D shareholders. Sphere 3D is a corporation governed under the laws of the Province of Ontario, Canada. As a result, Overland shareholders who become shareholders in Sphere 3D will be governed by the OBCA and their rights will be subject to Sphere 3D Articles and Sphere 3D Bylaws, rather than being governed by the CGCL and the Overland’s Amended and Restated Articles of Incorporation and Overland’s Amended and Restated Bylaws. There may be material differences between the current rights of Overland shareholders, as compared to the rights they will have as Sphere 3D shareholders.

            These material differences may include, but are not limited to, the following:

•	Sphere 3D has only one class of authorized shares, common shares, and under the Sphere 3D Articles Sphere 3D’s board of directors has the authority to issue an unlimited number of common shares;

•	pursuant to the OBCA, at least 25% of the directors of Sphere 3D must be resident Canadians;

•

directors of Sphere 3D may be removed only by a majority vote of the shareholders of the company whereas Overland directors may be removed by the remainder of the board in certain circumstances and by a court in certain circumstances if holders of at least 10% of the Overland outstanding shares initiate such action;

•

the Overland Articles require the vote of 66 2⁄3% of the voting stock of the corporation to repeal or amend certain provisions, while the Sphere 3D Articles require 66 2/3% of the votes cast, in person or by proxy, of the shares of the corporation to amend the Sphere 3D Articles;

Barbara C. Jacobs
Assistant Director
September 11, 2014

•

Overland has in place a shareholder rights agreement providing rights to purchase shares of Overland common stock in the event that certain persons acquire beneficial ownership of 20% or more of the outstanding shares of Overland common stock while Sphere 3D currently has no shareholder rights plan in place;

•

the Overland Bylaws provide that the presence, in person or by proxy, of the persons entitled to vote a majority of the shares entitled to vote at any meeting of shareholders shall constitute a quorum for the transaction of business while under the Sphere 3D Bylaws, two shareholders entitled to vote at such meeting, whether present in person or represented by proxy constitute a quorum; and

•

The OBCA, being the corporate statute that governs Sphere 3D, provides an oppression remedy that enables a court to make any order, including awarding money damages, appointing a receiver, dissolving the corporation, forcing the acquisition of securities and amending charter documents, to rectify matters that are oppressive or unfairly prejudicial to, or that unfairly disregard the interests of, any securityholder, creditor, director or officer of the corporation if an application is made to a court by a recognized complainant under the OBCA.

            For more information, see “Comparison of Rights of Overland Shareholders and Sphere 3D Shareholders” beginning on page 164 of this proxy statement/prospectus

Staff Comment No. 11.

Further, please add a risk factor disclosure discussing the more limited SEC reporting requirements applicable to Sphere 3D as a foreign private issuer, as compared to a domestic reporting issuer such as Overland, and the attendant risks for investors. We note in this regard your discussion beginning on page 86 of Sphere 3D’s reporting requirements as a foreign private issuer.

Sphere 3D Corporation’s Response:

            Sphere 3D has added an additional risk factor on page 33 of the Amended F-4 describing the more limited SEC reporting requirements of a foreign private issuer in response to the Staff’s comment.

            The following paragraph has been included in the Amended F-4 to address the comment received by the Staff:

Barbara C. Jacobs
Assistant Director
September 11, 2014

Additional Reporting Requirements May Apply if Sphere 3D Loses its Status as a Foreign Private Issuer under the United States Securities Exchange Act of 1934

Sphere 3D is considered a “foreign private issuer” under the rules of the SEC and expects, following completion of the merger it will maintain such status. As a result, Sphere 3D is subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. Sphere 3D is required to file its annual report Form 20-F with the SEC within four months of its fiscal year end, or Form 40-F, if applicable, with the SEC at the time it files its annual information form with the applicable Canadian Securities Regulatory authorities. In addition, Sphere 3D must furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by Sphere 3D in Canada or filed with the TSXV and which was made public by the TSXV, or regarding information distributed or required to be distributed by Sphere 3D to its shareholders. Moreover, Sphere 3D is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Sphere 3D is not required to file financial statements prepared in accordance with U.S. generally accepted accounting principles and is not required to comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information. In addition, among other matters, Sphere 3D’s officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Sphere 3D common shares. If Sphere 3D loses its status as a foreign private issuer, it will no longer be exempt from such rules and, among other things, will be required to file periodic reports and financial statements as if it were a company incorporated in the United States. Sphere 3D does, however, file quarterly financial information under Canadian periodic reporting requirements for public corporations, which is accessible through the Internet at www.sedar.com, and will furnish such quarterly financial information to the SEC under cover of Form 6-K, which is available at www.sec.gov. Insiders of Sphere 3D are generally required to disclose their trading in Sphere 3D shares within 5 days of the date of the trade and these trading activity reports can be accessed through the Internet at www.sedi.ca.

“Fluctuations in the Canadian/United States exchange rate. . .,” page 36

Staff Comment No. 12.

To indicate the scope of the risk described here, please provide quantitative information regarding the “substantial portion” of your revenue earned in U.S. dollars, as well as the “substantial portion” of your operating expense incurred in Canadian dollars.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Sphere 3D Corporation’s Response:

            Virtually all of Sphere 3D’s revenue are earned in U.S. dollars, and more than half of Sphere 3D’s operating expense are incurred in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and other currencies, in particular the Canadian dollar, may have a material adverse effect on Sphere 3D’s business, financial condition and operating results. There can be no assurances that Sphere 3D will prove successful in its effort to manage this risk, which may adversely impact Sphere 3D’s operating results. Sphere 3D does not currently hedge this risk. However, after the closing of the Merger, the combined businesses’ operating revenues will continue to be denominated virtually entirely in the United States dollars while the combined businesses’ operating expenses will be primarily in United States dollars with Canadian denominated operating expenses representing less than 5% of the combined entities’ operating expenses.

            Sphere 3D has updated the disclosure on page 39 of the Amended F-4 in response to the Staff’s comments to provide quantitative disclosure.

            The following disclosure was revised in the Amended F-4 to address the comment received from the Staff:

Virtually all of Sphere 3D’s revenue are earned in U.S. dollars, and more than half of Sphere 3D’s operating expense are incurred in Canadian dollars. Fluctuations in the exchange rate between the U.S. dollar and other currencies, in particular the Canadian dollar, may have a material adverse effect on Sphere 3D’s business, financial condition and operating results. There can be no assurances that Sphere 3D will prove successful in its effort to manage this risk, which may adversely impact Sphere 3D’s operating results. Sphere 3D does not currently hedge this risk. However, after the closing of the Merger, the combined businesses’ operating revenues will continue to be denominated virtually entirely in the United States dollars while the combined businesses’ operating expenses will be primarily in United States dollars with Canadian denominated operating expenses representing less than 5% of the combined entities’ operating expenses.

Proposal One – The Merger Background of the Merger, page 47

Staff Comment No. 13.

You disclose here that in the fall of 2012, “Mr. Tassiopoulos, only a shareholder of Sphere 3D at the time, reached out to [Overland CEO] Mr. Kelly, whom he had met socially on several previous occasions, to discuss the possibility of Sphere 3D being acquired by Overland.” Please advise, and if appropriate disclose, whether Mr. Tassiopoulos had any specific authority or instruction from Sphere 3D management (e.g., board approval) regarding this communication with Mr. Kelly.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Sphere 3D Corporation’s Response:

            Sphere 3D and Overland have revised the disclosure on page 50 of Amended F-4 to clarify the disclosure in response to the Staff’s comment, as per the below:

            In the fall of 2012, Sphere 3D was a privately held company contemplating an initial public offering of its securities. Mr. Tassiopoulos, an actively engaged shareholder of Sphere 3D at the time, reached out to Mr. Kelly, whom he had met socially on several previous occasions, to discuss the possibility of Sphere 3D being acquired by Overland. Mr. Tassiopoulos did not have an explicit assignment by the board or management of Sphere 3D to approach Mr. Kelly about a business combination, but management was aware that Mr. Tassiopoulos would present ideas for the business from time to time. Mr. Tassiopoulos believed Sphere 3D and Overland could mutually benefit from a strategic relationship and on that basis Mr. Tassiopoulos suggested to Mr. Kelly that the companies might consider exploring potential synergies. Overland did not make an offer to pursue such a transaction at the time.

Staff Comment No. 14.

You indicate on page 57 that the special committee of the Overland board of directors discussed the need or advisability of a “majority of the minority” provision in connection with the proposed merger transaction with Sphere 3D. Please briefly explain what a “majority of the minority” provision is in this context, and clarify the conclusion reached by the special committee with respect to the need for it, in light of the potential risk described.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Sphere 3D Corporation’s Response:

            Sphere 3D and Overland have revised the disclosure on page 60 of the Amended F-4 in response to the Staff’s comment. Specifically, Sphere 3D and Overland have added a description of what a “majority of the minority” provision is in this context, and clarified the conclusion reached by the special committee with respect to the need for such a provision.

            Sphere 3D and Overland have revised the disclosure on page 60 of Amended F-4 to clarify the disclosure in response to the Staff’s comment, as per the below:

            The board also discussed whether a vote in favor of the merger by a majority of the shareholders of Overland other than the Cyrus Funds (a “majority of the minority” provision) was necessary or advisable under the circumstances and the potential risk to the consummation of the transaction if the special committee insisted upon such a provision. The special committee determined that a majority of the minority provision would not be beneficial to Overland and its shareholders based on the circumstances and the potential risk to the consummation of the transaction in light of Overland’s cash position and lack of alternatives. Following discussion, the special committee of the Overland board of directors unanimously recommended that the Overland board of directors approve the proposed merger.

Opinion of Roth, the Special Committee’s Financial Advisor, page 62

Staff Comment No. 15.

You disclose that in arriving at its fairness opinion, Roth Capital Partners, LLC, reviewed and analyzed the financial terms of the draft merger agreement provided to Roth on May 15, 2014. Please advise whether there were any material differences between the draft reviewed by Roth and the final merger agreement executed by Overland and Sphere 3D later that day. If so, please disclose the material differences here and in the background of the merger discussion. We note in this regard the disclosure on page 63 that Roth assumed, at the special committee’s direction, that the merger will be consummated in accordance with the terms set forth in the draft agreement reviewed by Roth without waiver, modification or amendment of any material term.

Sphere 3D Corporation’s Response:

            Sphere 3D and Overland have revised the disclosure on page 67 of the Amended F-4 in response to the Staff’s comment to state that there were no material differences between the draft of the Merger Agreement reviewed by Roth and the final Merger Agreement executed by Overland and Sphere 3D later that day.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Treatment of Overland Restricted Stock Units and Options

Restricted Stock Units, page 69

Staff Comment No. 16.

The disclosure provided here regarding the acceleration of vesting of Overland RSU awards in connection with the merger is unclear. You disclose that any Overland RSU award that is outstanding at the effective time of the merger and that provides per its terms for vesting upon a change in control will vest at the level provided under such terms immediately prior to the effective time. You state further, “In addition, a total of 50% of all Overland restricted stock unit awards that are outstanding and unvested on the closing date of the merger (including any units that accelerate upon a change in control in accordance with their terms) will accelerate and vest immediately prior to the effective time of the merger.” Clarify whether the RSU awards that accelerate upon a change of control per their terms are excluded from the 50% figure, as the phrase “In addition” suggests, or whether these awards are included in the 50%, as the quoted parenthetical suggests. For clarity, it may be helpful to quantify the RSU awards that will vest per their terms and those that will vest otherwise at the effective time of the merger.

Sphere 3D Corporation’s Response:

            As noted above, any accelerated restricted stock units will vest at the level provided for under the terms of the applicable award immediately prior to the Effective Time. If the accelerated restricted stock units represent 50% or more of all Overland restricted stock unit awards then outstanding then no additional restricted stock units will accelerate and vest. If, however, the accelerated restricted stock units represent less than 50% of all Overland restricted stock unit awards then outstanding then the deemed accelerated restricted stock units will be deemed accelerated and vested immediately prior to the Effective Time of the Merger such that the total number of restricted stock units that vest immediately prior to the Effective Time of the Merger shall equal 50% of all Overland restricted stock unit awards then outstanding.

            Sphere 3D and Overland have revised the disclosure on page 72 of the Amended F-4 to clarify the disclosure in response to the Staff’s comment, as per the below:

Accelerating Units. Any Overland RSUs that are outstanding at the Effective Time of the Merger and that, in accordance with their existing terms, provide for vesting, in whole or in part, upon a change in control (the “accelerated restricted stock units”) will vest at the level provided for under the terms of the applicable award immediately prior to the Effective Time. If the accelerated restricted stock units represent 50% or more of all Overland RSUs then outstanding then no additional RSUs will accelerate and vest. If, however, the accelerated restricted stock units represent less than 50% of all Overland RSUs then outstanding then additional RSUs will be deemed accelerated and vested (the “deemed accelerated restricted stock units”) immediately prior to the Effective Time of the Merger such that the total number of RSUs that vest immediately prior to the Effective Time of the Merger shall equal 50% of all Overland RSUs then outstanding. Based on the number of issued and outstanding Overland RSUs as of September 3, 2014, at the effective time of the Merger there would be 930,000 RSUs that would be accelerated restricted stock units and no Overland RSUs that would be deemed accelerated restricted stock units for a total of 930,000 Overland RSUs that would accelerate at the effective time of the Merger. At the closing, the Overland common shares issued in exchange for the accelerated restricted stock units and deemed accelerated restricted stock units, if any, will be exchanged for Sphere 3D common shares at the Exchange Ratio.

Barbara C. Jacobs
Assistant Director
September 11, 2014

The Agreement and Plan of Merger, page 93

Staff Comment No. 17.

We note your statement in this section that the terms of the merger agreement are not intended to provide any factual information about Overland or Sphere 3D, as well as your ensuing qualifications regarding investors’ ability to rely on the representations and warranties made in the agreement. Please note that disclosure regarding an agreement’s representations, warranties or covenants in a proxy statement/prospectus (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, on which they are entitled to rely. Please refer to the Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these statements in your proxy statement/prospectus, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

Sphere 3D Corporation’s Response:

            Sphere 3D and Overland have revised the disclosure on page 97 of the Amended F-4 in response to the Staff’s comment to state that Overland and Sphere 3D each acknowledges that, notwithstanding the inclusion of the cautionary statements regarding the Merger agreement, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the proxy statement/prospectus not misleading.

Barbara C. Jacobs
Assistant Director
September 11, 2014

            The following paragraph has been included in the Amended F-4 to address the comment received by the Staff:

            Overland and Sphere 3D each acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this proxy statement/prospectus not misleading.

Information about the Companies

Sphere 3D’s Business

Corporate Structure, page 113

Staff Comment No. 18.

Please expand this disclosure to explain briefly the reasons for Sphere 3D’s reverse takeover of T.B. Mining in December 2012.

Sphere 3D Corporation’s Response:

            Sphere 3D has updated the disclosure on page 117 of the Amended F-4 in response to the Staff’s comments to include additional background information regarding the reverse takeover transaction.

            The following paragraph has been included in the Amended F-4 to address the comment received by the Staff:

Prior to the reverse takeover of T.B. Mining, Sphere 3D, Inc. (“S3D Inc.”) was a privately owned Canadian company. During the first quarter of 2012, the board of directors of S3D Inc. determined that it would be in the best interest of S3D Inc. to seek a public listing in order to more readily access capital and to attract skilled employees, in each case for the purpose of achieving the company’s business plan. Management then explored various options available for achieving a public listing in Canada and determined that a “qualifying transaction” with a “capital pool company” listed on the TSXV would be the most advantageous. S3D Inc. initially became a publicly reporting company in Canada by way of a “qualifying transaction” with T.B. Mining, a “capital pool company” established pursuant to the rules of the TSXV. Following the transaction, T.B. Mining changed its name to Sphere 3D Corporation and S3D Inc. became a wholly-owned subsidiary of Sphere 3D Corporation.

The capital pool company program is a unique two-stage listing process offered by the TSXV. In stage one a capital pool company is listed on the TSXV by way of an initial public offering. In stage two, the capital pool company acquires an asset or completes a transaction with a privately owned business which results in the listing of the acquired business on the TSXV. This is a widely used and accepted “going public” structure for earlier state Canadian companies, and is highly regulated by the TSXV and Canadian provincial securities regulators.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Key Subsequent Events Since December 31, 2013

Special Warrant Offering, page 116

Staff Comment No. 19.

Please update the discussion of the warrants issued by Sphere 3D in the June 5, 2014 private placement as appropriate to reflect that July 31, 2014 (the “penalty deadline” discussed here) has passed.

Sphere 3D Corporation’s Response:

            Sphere 3D has updated the disclosure on page 121 of the Amended F-4 in response to the Staff’s comments to provide an update on the status of the special warrant offering.

            The following disclosure was revised in the Amended F-4 to address the comment received from the Staff:

Special Warrant Offering

On June 5, 2014, Sphere 3D closed a private placement financing of 1,176,500 special warrants (the “Special Warrants”) of Sphere 3D at a price of C$8.50 per Special Warrant, resulting in gross proceeds of $10,000,250 to Sphere 3D (the “Special Warrant Offering”). Each Special Warrant entitles the holder thereof to receive (subject to adjustment in certain circumstances and the Penalty Provision, as applicable), without the payment of any additional consideration, one unit (a “Special Warrant Unit”) of Sphere 3D comprised of one Sphere 3D common share and one-half of one Sphere 3D common share purchase warrant (each whole warrant, a “Special Warrant Unit Warrant”). Each Special Warrant is exercisable at any time on or after the closing date of the Special Warrant Offering until, and all unexercised Special Warrants will be deemed to be exercised with no further action on the part of the holder, at 4:59 p.m. (Toronto time) on the date (the “Special Warrant Deemed Exercise Date”) that is the earlier of: (i) the third business day following the date on which a receipt (the “Final Receipt”) for a (final) short form prospectus (the “Prospectus”) qualifying the distribution of the common shares and Special Warrant Unit Warrants comprising the Special Warrant Units has been issued by the Ontario Securities Commission, as principal regulator, on its own behalf and on behalf of the applicable securities commissions or securities regulatory authorities (the “Qualification Date”); and (ii) October 6, 2014. Each Special Warrant Unit Warrant will entitle the holder thereof to acquire (subject to adjustment in certain circumstances, as applicable), one Sphere 3D common share at a price of C$11.50 per share at any time before 5:00 p.m. (Toronto time) on June 5, 2016.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Sphere 3D had agreed to use its best efforts to prepare and file a Prospectus and obtain a Final Receipt on or prior to July 31, 2014 (the “Penalty Deadline”). Further, Sphere 3D agreed that if the Qualification Date had not occurred on or prior to the Penalty Deadline, each outstanding Special Warrant entitles the holder thereof to receive (subject to adjustment in certain circumstances, as applicable) upon due exercise or deemed exercise, without payment of any additional consideration, 1.05 Special Warrant Units (in lieu of one Special Warrant Unit) comprised of 1.05 common shares and 0.525 Special Warrant Unit Warrants (the “Penalty Provision”).

Sphere 3D was unable to meet the Qualification Date on or prior to the Penalty Deadline and each holder of Special Warrants will be entitled to receive the Special Warrant Units as described above. Upon due exercise or deemed exercise of the Special Warrant Units, Sphere 3D shall issue 1,235,325 Common Shares and 617,662 Special Warrant Unit Warrants.

Directors and Officers

Biographies, page 121

Staff Comment No. 20.

Please clarify in Mr. Bowman’s biography on page 122 whether he remains the managing partner with Capital Canada Limited. In this regard, the disclosure states he “was Managing Partner with Capital Canada Limited from 2003 to 2014,” but it also refers to his responsibilities with Capital Canada Limited in the present tense, suggesting he remains with this firm.

Sphere 3D Corporation’s Response:

            Mr. Bowman is not currently the Managing Partner of Capital Canada Limited. The disclosure on page 126 of the Amended F-4 has been modified in response to the Staff’s comment.

            The following disclosure was included in the Amended F-4 to address the comment from the Staff:

Glenn M. Bowman, Director

Mr. Bowman is a current member of the Board and serves as the Chairman of the Audit Committee. Mr. Bowman, FCPA, FCA, is Managing Director with CCC Investment Banking, a provider of investment banking services to predominantly mid-market companies. Mr. Bowman was formerly the Managing Partner of Capital Canada Limited from 2003 to 2014; a provider of investment banking services to predominantly mid-market companies, since 2003. Mr. Bowman is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of Ontario. He served on the Accounting Standards Board of the Canadian Institute of Chartered Accountants from 2002 to 2006. Mr. Bowman’s responsibilities at Capital Canada include investment banking, financial advisory work (including fairness opinions and business and securities valuations), and financial restructuring services. Prior to joining Capital Canada, Mr. Bowman was the President and Director of investment bank Houlihan Lokey Howard & Zukin Canada where he was responsible for managing the Canadian operations, including new business and staff development (1996 – 2003). Mr. Bowman has extensive experience in a wide range of topics including mergers and acquisitions, private placements of debt and equity and preparation and assessment of financial forecasts. Mr. Bowman currently serves on the board of directors of Rockcliff Resources Inc. (TSXV: RCR), a Canadian resource exploration company, and a member of its audit committee (since 2010) and as a member of the board of directors of WireIE Holdings International Inc. (privately held), a global provider of IP based broadband wireless network solutions. Mr. Bowman previously served as Chairman of Alliance Financing Group Inc. (renamed Stream Ventures Inc.).

Barbara C. Jacobs
Assistant Director
September 11, 2014

Sphere 3D’s Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 131

Staff Comment No. 21.

Please consider providing a balanced, executive-level discussion that identifies the most important themes or other significant matters with which Sphere 3D management is primarily concerned in evaluating the company’s financial condition and operating results. Such an overview would include economic or industry-wide factors relevant to the company; serve to inform the reader about how your company plans to grow revenues and income and generate cash; and provide insight into material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties (such as the Overland merger and the acquisition of V3), on which management is most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. Consider enhancing your disclosure in this regard to include a discussion and analysis of your financial condition and operating performance, both historically and prospectively. Refer to Section III.A of SEC Release No. 33-8350.

Sphere 3D Corporation’s Response:

            Sphere 3D has revised the disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operation section of the Amended F-4 in response to the Staff’s comments. The disclosure is included in the Amended F-4 to address the comment from the Staff is attached hereto as Exhibit A.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2013

Sphere 3D Corporation

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation, page 151

Staff Comment No. 22.

Please expand your explanation in Note 1.(c) on page 152 and in Note 1. on page 162 to better clarify how the financial results of Overland Storage, Inc. for the year ended December 31, 2013 were derived. For example, please clarify if the December 31, 2013 financial results were derived by adding the subsequent six month interim results to the fiscal year’s data and deducting the comparable preceding year’s six month interim results.

Sphere 3D Corporation’s Response:

            Sphere 3D has revised the disclosure in Note 1(c) on page 151 and in Note 1 on page 161 of Amended F-4 in response to the Staff’s comments.

            The following disclosure was included in the Amended F-4 to address the comment from the Staff:

c)        The unaudited pro forma consolidated statement of operations for the year ended December 31, 2013 combines (i) the audited consolidated statement of comprehensive loss of Sphere 3D for the year ended December 31, 2013 prepared in accordance with IFRS as contained in Sphere 3D’s annual report on Form 40-F and then converted to USD and U.S. GAAP for the purpose of the unaudited pro forma condensed combined financial information; with (ii) the historical consolidated financial information of Overland, with pro forma adjustments for the six month period ended December 31, 2013, derived from (A) the audited consolidated financial statements for the year ended June 30, 2013 as contained in Overland’s Annual Report on Form 10-K for the year ended June 30, 2013, plus (B) the historical consolidated financial information the unaudited financial statements of Overland for the six-month period ended December 31, 2013 contained in Overland’s Quarterly Report on Form 10-Q for the three and six month periods ended December 31, 2013 less (C) the historical consolidated financial information contained in the unaudited financial statements for the six-month period ended December 31, 2012 contained in Overland’s Quarterly Report on Form 10-Q for the three and six month periods ended December 31, 2013; and (iii) the audited financial statements of Tandberg for the year ended December 31, 2013 contained in Overland’s Current Report on Form 8-K filed July 23, 2014.

Barbara C. Jacobs
Assistant Director
September 11, 2014

            The third paragraph on page 161 of the Amended F-4 was revised as provided below to address the comment from the Staff:

The historical consolidated financial information of Overland with pro forma adjustments for the year ended December 31, 2013 derived from the audited consolidated financial statements for the year ended June 30, 2013 as contained in Overland’s Annual Report on Form 10-K for the year ended June 30, 2013 plus the historical consolidated financial information contained in the unaudited financial statements of Overland for the six-month period ended December 31, 2013 and less the historical consolidated financial information contained in the unaudited financial statements of Overland for the six-month period ended December 31, 2012.

Related Party Transactions of Directors and Executive Officers of the Combined Company, page 164

Staff Comment No. 23.

You state that except as described in this section “or elsewhere in this proxy statement/prospectus,” Sphere 3D has had no related party transaction or loans other than the merger, involving any person who will serve as a director or executive officer of Sphere 3D following the merger. Please revise to remove the general reference to disclosure “elsewhere” in the filing, and ensure that you specifically identify in this section all related party transactions for which disclosure is required for by Item 18(a)(7)(iii) of Form 20F. A specific cross-reference to more detailed disclosure elsewhere in the filing is acceptable.

Sphere 3D Corporation’s Response:

            Sphere 3D believes that all required related party transactions have been disclosed on page 163 of the Amended F-4. As such, Sphere 3D will delete the language as requested by Staff.

Staff Comment No. 24.

Please revise this section to describe the covenants in the referenced note purchase agreements with Overland waived by the Cyrus Funds in connection with the entry into the merger agreement and the issuance of notes by Sphere 3D to Overland.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Sphere 3D Corporation’s Response:

            Sphere 3D and Overland have revised the disclosure on page 163 of the Amended F-4 in response to the Staff’s comment to describe the covenants in the referenced note purchase agreements with Overland waived by the Cyrus Funds in connection with the entry into the Merger Agreement and the issuance of notes by Sphere 3D to Overland.

Security Ownership of Certain Beneficial Owners and Management of Sphere 3D, page 183

Staff Comment No. 25.

Please identify the person(s) who hold or share voting or dispositive power with respect to the Sphere 3D shares of common stock held by Sheldon Inwentash Pinetree Capital Limited.

Sphere 3D Corporation’s Response:

            Sphere 3D has modified the disclosure on page 182 of the Amended F-4 to state that Mr. Inwentash has investment and dispositive power over the shares held by Pinetree Capital Limited.

The following disclosure was included in the Amended F-4 to address the comment from the Staff:

(3)

Includes 970,100 common shares and warrants exercisable for 100,000 common shares held by Sheldon Inwentash and 1,888,200 common shares and warrants exercisable for 350,000 common shares held by Pinetree Capital Ltd., an entity over which Sheldon Inwentash holds the position of President, CEO and director and is deemed to have investment and dispositive control.

Legal Matters, page 187

Staff Comment No. 26.

We note from the beneficial ownership disclosure on page 183 that your director Jason Meretsky has an equity interest in Sphere 3D, and that Meretsky Law Firm, where he is partner, serves as Canadian corporate counsel to the company in connection with this transaction. Please tell us what consideration you gave to describing in this section Mr. Meretsky’s equity interest in Sphere 3D or other economic interest that depends on the success of the offering, in each case to the extent material to Mr. Meretsky, pursuant to Item 8 of Form F-4 and Item 7.C of Form 20-F.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Sphere 3D Corporation’s Response:

            As noted by the Staff, Jason Meretsky is a director of Sphere 3D and has also been engaged by Sphere 3D to serve as Canadian corporate counsel. However, Mr. Meretsky’s services are not retained on a contingent basis. While Mr. Meretsky has shares and options in Sphere 3D, his interest in Sphere 3D is not contingent on the success of the Merger and Mr. Meretsky’s compensation as a director and any payments made to Mr. Meretsky or his law firm in his role as counsel to Sphere 3D are not contingent on the completion of the Merger. Sphere 3D has modified the disclosure on page 186 of the Amended F-4 to clarify Mr. Meretsky’s compensation, in response to the Staff’s comment.

The following disclosure was added in the Amended F-4 to address the comment from the Staff:

Mr. Meretsky owns 25,000 common shares of Sphere 3D and has vested stock options which would permit him to purchase, if exercised, an additional 293,750 common shares within the next 60 days, at an average exercise price of $0.97. While Mr. Meretsky is a director of Sphere 3D and has also been engaged to serve as Sphere 3D's Canadian corporate counsel, he is not compensated in either role on a contingent basis and his interest in Sphere 3D is not contingent on the success of the Merger.

Where You Can Find More Information, page 189

Staff Comment No. 27.

Please provide an analysis as to how you concluded that you may incorporate by reference required disclosure for Overland from its periodic reports and other filings. In particular, tell us how you concluded that Overland satisfies the $75 million public float requirement of General Instruction I.B.1 of Form S-3 required to incorporate by reference into Form F-4.

Sphere 3D Corporation’s Response:

            In response to the Staff’s comment, Sphere 3D and Overland will revise the disclosures included in the Amended F-4 in a subsequent filing to include the information required by Item 17(a) of Form S-4 with respect to Overland, and Sphere 3D and Overland will not be incorporating by reference from Overland’s periodic reports and other filings.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Consolidated Financial Statements

Independent Auditors’ Report, pages F-4 and F-39

Staff Comment No. 28.

We note that your independent auditors conducted their audits in accordance with Canadian generally accepted auditing standards. Since we do not consider Form F-4 as one coming under the Multi-Jurisdictional Disclosure System as contemplated by SEC Release No. 33-6902, please amend to include updated independent audit reports that indicate such audits were conducted in accordance with standards of the Public Company Accounting Oversight Board (United States).

Sphere 3D Corporation’s Response:

            The audit reports in the Amended F-4 have been revised to state that the audits were conducted in accordance with the standards of the Public Accounting Oversight Board (United States), in response to the Staff’s comment.

Notes to the Consolidated Financial Statements

16. Subsequent Events

(b) V3 Asset Purchase Agreement, page F-35

Staff Comment No. 29.

Please tell us how you determined the significance of this acquisition and whether you were required to file historical financial statements for V3 Systems, Inc. and related pro forma financial information pursuant to Rule 8-04 and Article 11 of Regulation S-X. As part of your response, please provide us with the results of the significance tests under Rule 1-02(w) of Regulation S-X.

Sphere 3D Corporation’s Response:

            Sphere 3D respectfully advises the Staff that it has determined that the assets of V3 Systems Inc. (“V3”) acquired by Sphere 3D are not considered a business within the meaning of Rule 11-01(d) of Regulation S-X. As such, Sphere 3D was not required to undertake the significance test analysis set forth in Rule 11-01(b) of Regulation S-X and is not required to file historical financial statements for V3.

            Sphere 3D purchased certain assets of V3, but did not purchase the entire business that had been owned and operated by V3. Rule 11-01(d) includes a list of factors relevant to determine if the acquisition of components of an entity are considered a business for purposes of Rule 11-01(d) of Regulation S-X. Based on the review of the relevant factors set out in Rule 11-01(d) of Regulation S-X, Sphere 3D has determined that the assets of V3 that Sphere 3D acquired are not considered a business within the meaning of Rule 11-01(d) of Regulation S-X. Sphere 3D does not use the same office space, market distribution system, sales force, or production techniques that were previously used by V3. Sphere 3D employs four former employees of V3 and one former consultant, which is less than 10% of V3’s previous workforce. While Sphere 3D sells products to some of V3’s former customers, it also sells products to new customers and while Sphere 3D was assigned some operating rights, the assignments were undertaken for convenience purposes as Sphere could have entered into new contracts with these operators. Additionally, Sphere 3D acquired and used the V3 trade name. The trade name is the primary asset was acquired by Sphere 3D. Looking at the totality of the circumstances, Sphere 3D has concluded that its acquisition of certain assets of V3 does not constitute the acquisition of a business for purposes of Rule 11-01(d) of Regulation S-X. As such, Sphere 3D is not required to undertake the significance test analysis set forth in Rule 11-01(b) of Regulation S-X and is therefore not required to file historical financial statements for V3.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Signatures

Staff Comment No. 30.

The registration statement has not been signed by Sphere 3D’s controller or principal accounting officer. Any person who occupies more than one of the specified positions should indicate each capacity in which they sign the registration statement. To the extent that Mr. Worthington, Chief Financial Officer, also serves as controller or principal accounting officer, this should be made clear. See Instructions 1 and 2 to Signatures for Form F-4. Please revise.

Sphere 3D Corporation’s Response:

            The signature page to the Amended F-4 was modified to state that Mr. Worthington is the principal accounting officer, in response to the Staff’s comment.

Exhibits

Staff Comment No. 31.

Please file as an exhibit, or incorporate by reference as appropriate, the supply and technology license agreements entered into by Sphere 3D and Overland in July 2013, or tell us how you concluded you are not required to do so.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Sphere 3D Corporation’s Response:

            Sphere 3D will file the supply agreement and technology license agreement as Exhibits 10.12 and 10.13 to the Amended F-4. Concurrent with the filing of the Amended F-4, Sphere 3D has also submitted confidential treatment requests for portions of the supply agreement and technology license agreement filed as Exhibits 10.12 and 10.13 thereto.

Exhibit 23.6

Staff Comment No. 32.

The consent of RSM Deutschland GmbH Wirtschaftsprüfungsgesellschaft refers to its audit report dated May 14, 2014, with respect to the consolidated financial statements of Tandberg Data Holdings S.à r.l., “which report appears in Overland Storage, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2014.” The Form 8-K including the Tandberg Data financial statements was filed by Overland on July 23, 2014. Please file a revised consent referencing the proper date.

Sphere 3D Corporation’s Response:

            In response to the Staff’s comment, Sphere 3D has filed a updated consent referencing the filing date of the Amended F-4.

* * * * *

            In connection with this response to the Staff’s comments, Sphere 3D Corporation hereby acknowledges that:

  Sphere 3D Corporation is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

  Sphere 3D Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Barbara C. Jacobs
Assistant Director
September 11, 2014

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 749-5999 or Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388.

Sincerely,
Sphere 3D Corporation

/s/ Scott Worthington
Scott Worthington
Chief Financial Officer

cc:	Richard Raymer, Dorsey & Whitney LLP

EXHIBIT A

SPHERE 3D’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

The following discussion of Sphere 3D’s results of operations should be read together with Sphere 3D’s audited consolidated financial statements for the year ended December 31, 2013 and Sphere 3D’s unaudited consolidated financial statements for the three and six months ended June 30, 2014 and the related notes, which appear elsewhere in this document. The following discussion contains forward-looking statements that reflect Sphere 3D’s current plans, estimates and beliefs and involve risks and uncertainties. See "Cautionary Statement Concerning Forward-Looking Information" beginning on page 42.  Sphere 3D’s actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this document including in the section entitled "Risk Factors" starting on page 26.

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is organized as follows:

• Overview. A discussion of Sphere 3D’s business, reporting segments, and overall analysis of financial and other highlights affecting Sphere 3D to provide context for the remainder of MD&A.

• Critical Accounting Policies and Estimates. A discussion of accounting policies and estimates that Sphere 3D believes are important to understanding the assumptions and judgments incorporated in Sphere 3D’s reported financial results.

• Results of Operations. An analysis of financial results comparing (i) interim periods of 2014 and 2013, (ii) full year 2013 to 2012 and (iii) full year 2012 to 2011.

• Liquidity and Capital Resources. An analysis of changes in Sphere 3D’s balance sheets and cash flows, and a discussion of Sphere 3D’s financial condition and liquidity.

• Contractual and Other Obligations and Off-Balance Sheet Arrangements. Overview of contractual obligations and off-balance sheet arrangements.

Sphere 3D intends the discussion of Sphere 3D’s financial condition and results of operations that follows to provide information that will assist in understanding Sphere 3D’s Consolidated Financial Statements, the changes in certain key items in those financial statements from period-to-period, and the primary factors that accounted for those changes, as well as how certain accounting principles, policies and estimates affect Sphere 3D’s Consolidated Financial Statements. That discussion should be read in conjunction with Sphere 3D’s Consolidated Financial Statements and the related notes that appear elsewhere in this document.

Overview

Sphere 3D has designed a proprietary platform, Glassware 2.0™, for the delivery of applications from a server-based computing architecture. On March 21, 2014, Sphere 3D completed the acquisition of certain VDI technology, including patents, trademarks and certain other intellectual property, including the rights to Desktop Cloud Orchestrator™ software, which allows administrators to manage local, Cloud hosted, or hybrid virtual desktop deployments, and the design of the V3 appliances, a series of purpose-built, compact, efficient and easy-to-manage servers.

Through the creation of Glassware 2.0, software is made available from a central location irrespective of the device that is accessing the software. Legacy software can be run using Glassware 2.0 even if the operating system or the machine upon which was designed to run is no longer sold or supported. With Glassware 2.0, new software released by publishers will be driven by new feature sets rather than the next release of the original OS for which the software was written. Sphere 3D’s technology eliminates the complexity associated with planning, implementation, licensing and support of virtualization and Cloud migration while expanding the scope of applications available to users. The Glassware 2.0™ architecture and unique “application only” virtualization, coupled with complementary software and hardware designs from its recent VDI technology acquisition, enables Sphere 3D and its partners to deliver a wide array of deployment options.

On May 16th, 2014, Sphere 3D announced that it had entered into a definitive agreement to acquire Overland. Overland is a trusted global provider of unified data management and data protection solutions designed to enable small and medium enterprises, distributed enterprises, and small and medium businesses to anticipate and respond to data storage requirements.

Direction and Strategy

Sphere 3D intends to focus the majority of sales efforts through an indirect sales channel in order to achieve the greatest possible impact with the least possible start-up costs. This indirect channel includes licensees, resellers, ISVs, OEMs and systems integrators. Sphere 3D has established a business relationships with Overland and through them access to distributers, resellers, ISVs and OEMs.

Sphere 3D’s software is delivered through both a SaaS model, with maintenance to end-user customers included and under a user license; if software is sold as a user license, Sphere 3D will require end-user customers to purchase maintenance contracts when they purchase software.

In establishing prices for Sphere 3D’s products, Sphere 3D considers the value of the products and solutions in comparison to other industry virtualization and hardware solutions and strives to deliver the lowest total cost of ownership where possible.

Sphere 3D intends to invest throughout 2014 on communicating the benefits of Glassware 2.0™ while training Sphere 3D licensees, resellers, ISVs and OEMs as well as educating the media and industry analysts about the unique value proposition associated with deploying Sphere 3D’s technology as a virtualization platform.

During fiscal 2013, Sphere 3D shifted its focus to deliver any consumer centric solutions through a Business-to-Business-to-Consumer (B2B2C) approach. This strategic shift is primarily in response to demand from software publishers for application virtualization, the operational and financial efficiencies gained through this approach, and the requirement to focus resources on the considerable Business and Enterprise market opportunities currently available to Sphere 3D.

Sphere 3D will be pursuing, from the outset, a plan to market its products throughout Canada, the United States and abroad. The plan will place significant demands upon managerial, financial and human resources and there is no guarantee that Sphere 3D’s efforts will be successful. Sphere 3D’s ability to manage future growth will depend in large part upon a number of factors, including the ability of Sphere 3D to rapidly:

  build or leverage, as applicable, a network of channel partners to create an expanding presence in the evolving marketplace for Sphere 3D’s products and services;

  build a sales team to keep end-users and channel partners informed regarding the technical features, issues and key selling points of its products and services;

  attract and retain qualified technical personnel in order to continue to develop reliable and flexible products and provide services that respond to evolving customer needs;

  develop support capacity for end-users as sales increase, so that Sphere 3D can provide post-sales support without diverting resources from product development efforts; and

  expand Sphere 3D’s internal management and financial controls significantly, so that it can maintain control over its operations and provide support to other functional areas as the number of personnel and size increases.

Critical Accounting Policies Estimates

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimates affecting the financial statements are revenue recognition, capitalization and amortization of intangible assets, impairment of assets, costs of share-based payments and contingent liabilities.

a)	Revenue recognition

Revenue from sales of products is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, collectability is reasonably assured and delivery has occurred. Under this policy, revenue on direct product sales is recognized upon shipment of products to customers. These customers are not entitled to any specific right of return or price protection, except for any defective product that may be returned under Sphere 3D’s warranty policy. Generally, title and risk of loss transfer to the customer when the product leaves the Sphere 3D’s dock. Recognition of revenue requires management to make significant judgments regarding timing of revenue recognition, allocation of fees earned to deliverables, collectability of fees and interpretations of customer contracts.

b)	Investment in technology and other intangible assets

Assets related to investment in technology require management to make significant judgments about the fair value of such investments, based on assessment of impairment based on future cash flows, useful lives and other factors that may impact recoverability of those assets. Management reviews these assets each reporting date for indication of any impairment.

	i)	Patents

Costs to obtain patents are capitalized and are amortized to operations on a straight-line basis over the underlying term of the patents, which is 20 years, commencing upon the registration of the patent.

	ii)	Investment in Technology

The investment in technology consists of consideration paid for the acquisition of the technology. Amortization commences with the successful commercial production or use of the product or process and is amortized over a period of four years from commencement of commercial use.

	iii)	Research and Development Costs

Research costs are charged to income when incurred.

Development costs are capitalized as intangible assets when Sphere 3D can demonstrate that the technical feasibility of the project has been established; Sphere 3D intends to complete the asset for use or sale and has the ability to do so; the asset can generate probable future economic benefits; the technical and financial resources are available to complete the development; and Sphere 3D can reliably measure the expenditure attributable to the intangible asset during its development. As of July, 2013, Sphere 3D has met the requirements for deferral of these expenses and has commenced capitalization of development costs incurred relating to its investment in technology. Amortization commenced with the successful commercial production or use of the product or process and are being amortized over a period of four years from commencement of commercial use.

	iv)	Impairment

The recoverability of the investment in technology is dependent on the future realization of cash flows from amounts spent.

The carrying amounts of Sphere 3D’s non-financial assets, other than deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets referred to as a cash generating unit (CGU). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less cost to disposal.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from sales.

c)	Share-based payments

The grant date fair value of options awarded to employees, directors, and service providers is measured using the Black-Scholes option pricing model and recognized in the statement of comprehensive loss, with corresponding increase in contributed surplus over the vesting period. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Accounting for options and share-based payments requires management to make judgments regarding fair value of goods exchanged, estimated option lives, forfeiture rates, and rates of return.

d)	Contingent Earn out liability

Sphere 3D shall pay an earn-out, based on achieving certain milestones in revenue and gross margin, related to the VDI technology, of up to U.S. $5.0 million. The Earn-Out is based on a sliding scale of revenue of the VDI technology (subject to minimum margin realization), subject to a maximum payment of U.S. $5.0 million upon earn-out revenue of U.S. $12.5 million. The Earn-Out was valued on a discounted cash flow basis using a discount rate of 35%.

Results of Operations (in thousands except per share information)

Periods Ended June 30, 2014 and 2013

	Three Months ended June 30,		Six Months ended June 30,
In thousands of Canadian Dollars (except loss per share)	2014 (unaudited)	2013 (unaudited)	2014 (unaudited)	2013 (unaudited)
Revenue	$1,751	$-	$2,757	$-
Net comprehensive loss for the period	(3,013)	(564)	(3,397)	(1,210)
Loss per share	$(0.13)	$(0.04)	$(0.15)	$(0.08)

As at (in thousands of Canadian Dollars)	June 30	December 31
	2014	2013
	(unaudited)	(audited)

Current assets	$11,831	$6,839

Non-current assets	23,754	2,057

Total assets	$35,585	$8,896

Current liabilities	$5,917	$983

Non-current liabilities	5,534	-

Total liabilities	$11,451	$983

Total equity	$24,134	$7,913

Sphere 3D has not declared any dividends since its incorporation. Sphere 3D does not anticipate paying cash dividends in the foreseeable future on its Sphere 3D Shares, but intends to retain future earnings to finance internal growth, acquisitions and development of its business. Any future determination to pay cash dividends will be at the discretion of the board of directors of Sphere 3D and will depend upon Sphere 3D's financial condition, results of operations, capital requirements and such other factors as the board of directors of Sphere 3D deems relevant.

Revenue by Product:

The proportion of the total revenue attributable to each product is outlined in the following table:

	Three Months ended June 30,		Six Months ended June 30,
In thousands of Canadian Dollars	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Hardware and Software	$1,315	$-	$1,936	$-
License fees	277	-	565	-
Service and Support	159	-	256	-
Total	$1,751	$-	$2,757	$-

The Second Quarter of Fiscal 2014 compared to the Second Quarter of 2013

Revenue

Revenue in the three months ended June 30, 2014 was $1,751 compared to $Nil in the quarter ended June 30, 2013. With first sales of Sphere 3D’s Glassware 2.0 technology, V3 appliances and DCO software in the first quarter of 2014, Sphere 3D has moved from a development stage enterprise into full commercialization. This has provided revenue from hardware, software, licensing and service and support. Management expects the revenue contribution from Hardware, Software and Services and Support to continue to growth as Sphere 3D continues its inroads in the Health, Education and Government sectors.

Cost of Goods Sold

Cost of goods sold for the three months ended June 30, 2014 was $841, providing a gross profit of $910 and gross margin of 52%, compared to $Nil for the three months ended June 30, 2013. This increase was due to costs of sales of the initial revenue from Glassware 2.0 technology, V3 appliances and DCO software. Management of Sphere 3D expects that gross margins will fluctuate as it continues to introduce its products in various markets and takes an aggressive approach to pricing as part of its short term growth strategy.

Expenses

Salaries and consulting for the three months ended June 30, 2014 were $800, compared to $366 for the three months ended June 30, 2013. The increase in expenses, was the result of Sphere 3D expanding its sales, marketing and support staff throughout fiscal 2013 and early 2014. Sphere 3D expects to add additional staff in sales, marketing and research & development during the remainder of fiscal 2014.

Stock based compensation for the three months ended June 30, 2014 was $850, compared to $27 for the three months ended June 30, 2013. The increase in expenses, was the result of Sphere 3D issuing stock options as part of its ongoing hiring and staff retention processes.

General and administrative expenses were $545 for the three months ended June 30, 2014 compared to $120 for the three months ended June 30, 2013. General and administrative expenses increased significantly in the second quarter of 2014 as Sphere 3D accelerated its roll-out of new products and added a sales and support office in the United States.

Amortization of intangibles was $1,147 for the three months ended June 30, 2014 compared to $1 for the three months ended June 30, 2013. Amortization of the acquired and developed technology commenced upon the release of Glassware 2.0, V3 Appliances and DCO software products for sale at the end of the first quarter of 2014 and will continue through the expected useful life.

Amortization of property and equipment for the three months ended June 30, 2014 was $85, compared to $49 for the three months ended June 30, 2013. This increase was due to additions of property and equipment primarily as a result of facilities and operations expansion. Sphere 3D expects to continue growing its capital asset base resulting in continued growth in amortization.

Financing expenses were $139, for the three months ended June 30, 2014 compared to $1 for the three months ended June 30, 2013. Financing expenses included both realized and unrealized foreign exchange and holding gains along with interest costs and derivative liability costs, which increased significantly due to the debenture financing entered into by Sphere 3D on March 21, 2014.

Merger agreement costs for the three ended June 30, 2014 were $355, compared to $Nil for the three months ended June 30, 2013. The costs related to the announced plan of merger with Overland and include legal, accounting and other costs that are expensed as incurred under IFRS requirements.

The First Six Months of Fiscal 2014 compared to the First Six Months of Fiscal 2013

Revenue

Revenue in the six months ended June 30, 2014 was $2,757 compared to $Nil in the six months ended June 30, 2013. With first sales of Sphere 3D’s Glassware 2.0 technology, V3 appliances and DCO software in the first quarter of 2014, Sphere 3D has moved from a development stage enterprise into full commercialization. This has provided revenue from hardware, software, licensing and service and support. Management of Sphere 3D expects the revenue contribution from hardware, software and services and support to continue to growth as Sphere 3D continues its inroads in the Health, Education and Government sectors.

Cost of Goods Sold

Cost of goods sold for the six months ended June 30, 2014 was $1,274, providing a gross profit of $1,482 and a gross margin of 54%, compared to cost of goods sold of $Nil for the six months ended June 30, 2013. Management of Sphere 3D expects that gross margins will fluctuate as it continues to introduce its products in various markets and takes an aggressive approach to pricing as part of its short term growth strategy.

Expenses

Salaries and consulting fees for the six months ended June 30, 2014 were $1,077, compared to $741, for the six months ended June 30, 2013. The increase in expenses, was the result of Sphere 3D expanding its sales, marketing and support staff throughout fiscal 2013 and early 2014. Sphere 3D expects to add additional staff in sales, marketing and research & development during the remainder of fiscal 2014.

Stock based compensation for the six months ended June 30, 2014 was $1,185, compared to $47, for the six months ended June 30, 2013. The increase in expenses, was the result of Sphere 3D issuing stock options as part of its ongoing hiring and staff retention processes.

General and administrative expenses were $798, for the six months ended June 30, 2014 compared to $324, for the six months ended June 30, 2013. General and administrative expenses increased significantly in the second quarter of 2014 as Sphere 3D accelerated it roll-out of new products and added a sales and support office in the United States.

Amortization of intangibles was $1,148, for the six months ended June 30, 2014 compared to $2 for the six months ended June 30, 2013. Amortization of the acquired and developed technology commenced upon the release of Glassware 2.0, V3 Appliances and DCO software products for sale at the end of the first quarter of 2014 and will continue through the expected useful life.

Amortization of property and equipment for the six months ended June 30, 2014 was $165 respectively, compared to $96 for the six months ended June 30, 2013. This increase was due to additions of property and equipment primarily as a result of facilities and operations expansion. Sphere 3D expects to continue growing its capital asset base resulting in continued growth in amortization.

Financing expenses were $151, for the six months ended June 30, 2014 compared to $Nil for the six months ended June 30, 2013. Financing expenses included both realized and unrealized foreign exchange and holding gains along with interest costs and derivative liability costs, which increased significantly due to the debenture financing entered into by Sphere 3D on March 21, 2014.

Merger agreement costs for the six months ended June 30, 2014 were $355, compared to $Nil for the six months ended June 30, 2013. The costs related to the announced plan of merger with Overland Storage, Inc. and include legal, accounting and other costs that are expensed as incurred under IFRS requirements.

Years Ended December 31, 2013, 2012 and 2011

The table below sets out certain selected financial information regarding the consolidated operations of Sphere 3D for the periods indicated. The selected financial information has been prepared in accordance with IFRS. This information is taken from and should be read in conjunction with Sphere 3D's financial statements and related notes:

		Year ended
In thousands of Canadian Dollars	December 31	December 31	December 31
(except loss per share)	2013	2012	2011
	(audited)	(audited)	(audited)

Revenue	$-	$409	$261
Net comprehensive loss for the period	(2,378)	(2,461)	(1,048)
Loss per share	$(0.14)	$(0.21)	$(0.11)

AS AT	December 31	December 31	December 31
(In thousands of Canadian Dollars)	2013	2012	2011
	(audited)	(audited)	(audited)
Current assets	$6,839	$2,032	$700
Non-current assets	2,057	1,179	1,082
Total assets	$8,896	$3,211	$1,782
Current liabilities	$983	$303	$391
Total equity	$7,913	$2,908	$1,391

Sphere 3D has not declared any dividends since its incorporation. Sphere 3D does not anticipate paying cash dividends in the foreseeable future on its Sphere 3D Shares, but intends to retain future earnings to finance internal growth, acquisitions and development of its business. Any future determination to pay cash dividends will be at the discretion of the board of directors of Sphere 3D and will depend upon Sphere 3D's financial condition, results of operations, capital requirements and such other factors as the board of directors of Sphere 3D deems relevant.

Results of Operations

Year ended December 31, 2013 compared to the year ended December 31, 2012

Revenue

            For the year ended December 31, 2013 Sphere 3D recorded no revenue. The majority of the revenue achieved in the year ended December 31, 2012, $409, related to custom designed interactive kiosks. The design, development and manufacture of these kiosks provided Sphere 3D with the ability to test out several components of its technology. The custom design interactive kiosks were a special project and Sphere 3D has no intentions of making them available going forward, as such they are not expected to generate future revenues.

Cost of Goods Sold

            During the year ended December 31, 2013, Sphere 3D incurred cost of goods sold and general operating costs of $2,337 compared to $2,852 during the years ended December 31, 2012. The decline in total expenses, in 2013, was mainly the result of three factors:

1.	Completion of the custom kiosk project in 2012 eliminated cost of sales in 2013
2.	Sphere 3D incurred an one time charge of $383 in 2012 as a result of its reverse takeover of TB Mining Ventures Inc., and
3.	With completion of certain contracts and financings, Sphere 3D commenced deferral of development costs effective July 1, 2013.

            Cost of goods sold for the year ended December 31, 2013 were $Nil compared to $357 or 87.14% of revenue for the year ended December 31, 2012. The costs in the year ended December 31, 2012 relate to manufacture and sale of the custom built interactive kiosks.

Expenses

            Salaries and consulting fees for the year ended December 31, 2013 were $1,434 compared to $1,180 for the year ended December 31, 2012. Sphere 3D expanded its staff throughout fiscal 2013 and expects to add additional staff in sales, marketing and research & development during fiscal 2014.

            Professional fees were $143 for the year ended December 31, 2013 compared to $381 for the years ended December 31, 2012. Professional fees mainly relate to legal and audit fees, which were significantly higher in 2012 due to the reverse takeover of T.B. Mining Ventures and the financings leading up to that transaction.

            General and administrative expenses were $284 for the year ended December 31, 2013 compared to $292 for the year ended December 31, 2012. The general and administrative expenses during fiscal 2013 and 2012 were required to support Sphere 3D's growth.

            As of July 1, 2013, Sphere 3D met the IFRS requirements for the deferral of development expenses and capitalized $953 in development costs for the six months and year end December 31, 2013 compared to $25 for the year ended December 31, 2012. Research and development costs for the six months ended June 30, 2013 and for the year ended December 31, 2012 were at a comparable level to the amount incurred after July 1, 2013 but were expensed during those periods.

            Non-capitalized equipment and supplies, used in the development of Sphere 3D’s technology, which were recorded as expensed technology development costs, were $29 and $42 for the years ended December 31, 2013 and 2012 respectively. As noted above, effective July 1, 2013, Sphere 3D began deferring all development costs, including non-capitalized equipment and supplies, payroll and other compensation costs and development related overheads.

            Regulatory costs for the year ended December 31, 2013 were $222 compared to $42 for the year ended December 31, 2012. Sphere 3D became a reporting issuer on December 27, 2012, with the reverse takeover of T.B. Mining Ventures. As a result, fiscal 2013 was the first full year of regulatory fees. In addition, during the year incurred listing and maintenance fees for its quotation on the OTCQX.

            As a result of the reverse takeover of T.B. Mining Ventures in 2012, Sphere 3D incurred a onetime filing fee of $383. This expense was calculated based on the value of the shares issued to shareholders of T.B. Mining Ventures at the time of the reverse takeover less the fair value of the net assets of T.B. Mining Ventures.

Year ended December 31, 2012 compared to the year ended December 31, 2011

            On December 31, 2010, Sphere 3D acquired its virtualization and emulation software technology, in a non-arm’s length transaction. Prior to that time, Sphere 3D was inactive. Sphere 3D spent most of fiscal 2012 and 2011 focused on the development of its technology and platform, which resulted in limited revenues during this period.

Revenue

            The majority of the revenue achieved, $409 in the year ended December 31, 2012 and $261 in the year ended December 31, 2011, related to custom designed interactive kiosks. The design, development and manufacture of these kiosks provided Sphere 3D with the ability to test out several components of its technology. The custom design interactive kiosks were a special project and are not expected to generate future revenues.

Cost of Goods Sold

            During the year ended December 31, 2012, Sphere 3D incurred cost of goods sold and general operating costs of $2,852 compared to $1,309 incurred during the year ended December 31, 2011.

            Cost of goods sold for the year ended December 31, 2012 were $357 or 87.14% of revenue compared to $127 or 48.67% of revenue for the year ended December 31, 2011. These costs relate to initial manufacture and sale of the custom built interactive kiosks. The year ended 2012 included significantly more costs related to the low margin installation and delivery portion of the project.

Expenses

            Salaries and consulting for the year ended December 31, 2012 were $1,180 compared to $562 for the year ended December 31, 2011. Sphere 3D expanded its staff throughout fiscal 2012 and expects to add additional staff in sales, marketing and research & development during fiscal 2013.

            Professional fees were $381 for the year ended December 31, 2012 compared to $282 for the year ended December 31, 2011. Professional fees mainly relate to legal and audit fees, which were incurred to complete the reverse takeover of T.B. Mining Ventures and the financings leading up to that transaction.

            General and administrative expenses were $292 for the year ended December 31, 2012 compared to $194 for the year ended December 31, 2011 and $Nil incurred during the year ended December 31, 2010. The increases in general and administrative expenses during fiscal 2011 were required to support Sphere 3D's growth.

            Research and development costs were $42 for the year ended December 31, 2012 compared to $81 for the year ended December 31, 2011. These costs are for non-capitalized equipment and supplies used for the development of Sphere 3D’s technology. Sphere 3D expects to increase its spending on development during fiscal 2013 and 2014.

            As a result of the reverse takeover of T.B. Mining Ventures in 2012, Sphere 3D incurred an one- time filing fee of $383. This expense was calculated based on the value of the shares issued to shareholders of T.B. Mining Ventures at the time of the reverse takeover less the fair value of the net assets of T.B. Mining Ventures. The transaction, also, resulted in higher regulatory fees for the year ended December 31, 2012, as Sphere 3D achieved regulatory approval from the TSXV for the transaction.

Liquidity and Capital Resources

            At June 30, 2014, Sphere 3D had cash of $8,783 and working capital of $5,914 compared to cash of $5,551 and working capital of $5,856 as at December 31, 2013.

            Sphere 3D's cash position increased during the six months ended June 30, 2014 by $3,232 compared to a decrease of $1,140 for the six months ended June 30, 2013.

            Operating activities during the six months ended June 30, 2014 required cash of $2,297, after adjustments for non-cash items and changes in other working capital balances, compared to $1,040 during the six months ended June 30, 2013. The increase in use was mainly related to an increase in net working capital assets as cost of goods sold and accounts receivable increased.

            Investing activities during the six months ended June 30, 2014 required cash of $11,093, compared to $100 in 2012. Cash used in investing activities related to the acquisition and investment of $1,028 in technology and $4,618 for the acquisition of intangible assets, the acquisition of $315 in property and equipment to support Sphere 3D’s ongoing development work and $5,335 of loans made to support Overland’s working capital requirements as the merger arrangement is completed..

            Financing activities generated cash of $16,622 during the six months ended June 30, 2014 compared to $235 for the six months ended June 30, 2013. Financing activities included cash of $9,115 from the sale of special warrants in June 2014, which will convert to Common Stock and Warrants upon final receipt of Sphere 3D’s short form prospectus, cash of $5,597 from the closing of the 4 year 8% debenture financing on March 21, 2014 and the ongoing exercise of options and warrants. Sphere 3D expects that it will continue to receive cash from warrant exercises through the remainder of the year.

            At June 30, 2014, Sphere 3D had cash of $8,783 and working capital of $5,914. Based on current operating plans and projections, management believes that Sphere 3D has sufficient cash to fund is operations for the next 12 months. However, if Sphere 3D is unable to meet its operating plans due to incorrect assumptions or the occurrence of certain events set forth in the Section entitled “Risk Factors”, beginning on page 26, Sphere 3D may be required to raise additional capital in order to continue operations. If required, there can be no assurances that Sphere 3D will be successful in obtaining such capital. Failure to raise financing, if needed, could result in Sphere 3D having to discontinue its operations.

Contractual Obligations as of June 30, 2014

            On March 21, 2014, Sphere 3D issued a senior secured convertible debenture for USD$5,000,000. Simple interest is payable, in cash or stock, at Sphere 3D’s discretion, semi-annually at an annual rate of 8%. The note is convertible into common shares of Sphere 3D, at any time, at the option of the holders, at a conversion rate of USD$7.50 per share.

            Sphere 3D entered into a five year lease, for a 6,000 square foot; free standing building, on May 1, 2011. In addition to the minimum lease payments, Sphere 3D is required to pay operating costs estimated at $27 per year.

Contractual Obligation	Payments Due by Period (In thousands of Canadian Dollars)
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Convertible debt	$7,389	$448	$896	$6,045	$ -
Office Lease	$ 108.5	$ 58	$ 50.5	$ -	$ -

Off-Balance Sheet Arrangements

None.